THE BOND HOUSE, INC.
(DBA NEIGHBORLY SECURITIES)
(A Missouri Corporation)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2016

THE BOND HOUSE, INC.
(DBA NEIGHBORLY SECURITIES)
(A Missouri Corporation)

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Bond House, Inc. DBA Neighborly Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 W. 18th Street, Suite 302
(No. and Street)

Kansas City	Missouri	64108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Hosty (816) 505-4455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company, CPA's, CHTD
(Name – *if individual, state last, first, middle name*)

511-B North Mur-Len Rd	Olathe	Kansas	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Hosty _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Bond House, Inc DBA Neighborly Securities _____ , as of December 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Principal

Title



Notary Public

JILL L. CHALMERS
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires Feb. 23, 2018
Commission # 14584743

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Bond House, Inc.

We have audited the accompanying statement of financial condition of The Bond House, Inc. (DBA Neighborly Securities) as of December 31, 2016, and the related statements of income, changes in shareholders equity, and cash flows for the year then ended. These financial statements are the responsibility of The Bond House, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bond House, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under SEC Rule 15c3-1 (Schedule I) and Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of The Bond House, Inc.'s financial statements. The supplemental information is the responsibility of The Bond House, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co.

February 28, 2017

THE BOND HOUSE, INC.
(DBA NEIGHBORLY SECURITIES)
(A Missouri Corporation)
STATEMENT OF FINANCIAL CONDITION

December 31, 2016

Assets

Cash and Cash Equivalents	$	7,004,106
Prepayments	$	734
Inventory Maintenance Deposit with Clearing Broker – Cash	$	99,350
Inventory Maintenance Deposit with Clearing Broker – Invested	$	50,302
Minimum Rule 15c3-1 Deposit with Clearing Broker – Restricted	$	100,041
Total Assets	**$**	**7,254,533**

Liabilities and Stockholders' Equity

Liabilities

Accrued Expenses	$	2,074
Total Liabilities	$	2,074

Stockholders' Equity

Common Stock, $1 par value, 500,000 shares authorized, 79,280 shares issued	$	79,280
Treasury Stock, at cost (50,000 shares)	$	(76,000)
Additional Paid-in Capital	$	7,401,329
Retained Earnings	$	(152,149)
Total stockholders' equity	$	7,252,460
Total Liabilities and Equity	**$**	**7,254,533**

The accompanying notes are an integral
part of these financial statements.

4

THE BOND HOUSE, INC.
(DBA NEIGHBORLY SECURITIES)
(A Missouri Corporation)
STATEMENT OF OPERATIONS

For the period from January 1, 2016 through December 31, 2016

_____

Income		
Commissions and Fees	$	3,159
Trading (Inv) Profits	$	3,692
Other Income	$	76
Interest Income	$	108
Total Income	**$**	**7,036**

Operating Expenses		
Banking Fees	$	10
Clearing Fees	$	6,495
Dues and Subscriptions	$	3,190
Janitorial and Maintenance	$	932
Business Licenses and Fees	$	332
Regulatory	$	17,951
Insurance	$	1,895
Rent	$	18,699
Legal and Professional Fees	$	1,104
Utilities	$	415
Travel	$	1,293
Supplies and Postage	$	380
Other Operating Expenses	$	164
Allocated Payroll	$	109,647
Total Operating Expenses	**$**	**162,465**

Operating Income	**$**	**(155,430)**

Total Other Income / (Expense)	**$**	**(284)**

Net Income	**$**	**(155,714)**

The accompanying notes are an integral
part of these financial statements.

THE BOND HOUSE, INC.
(DBA NEIGHBORLY SECURITIES)
(A Missouri Corporation)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the period from January 1, 2016 through December 31, 2016

	Common Stock	Retained Earnings	Additional Paid in Capital	Treasury Stock
Balance, Beginning of Year	$ 75,200	$ 4,607	$ 5,900	$ (76,000)
Shares Issued	4,080	-	7,395,429	-
Net income (loss)	-	(155,714)	-	-
Balance, End of Year	$ 79,280	$ (152,149)	$ 7,401,329	$ (76,000)

The accompanying notes are an integral
part of these financial statements.

6

THE BOND HOUSE, INC.
(DBA NEIGHBORLY SECURITIES)
(A Missouri Corporation)
STATEMENT OF CASH FLOWS

For the period from January 1, 2016 through December 31, 2016

Cash Flows from Operating Activities

Receipts from customers	$ 6,927
Payments to suppliers and employees	$ (162,465)
Cash receipts from other operating activities	$ (176)
Deposit at Clearing Broker Invested	$ (50,302)
Total Cash Flows from Operating Activities	**$ (206,016)**

Cash Flows from Investing Activities

Capital Deposit at Clearing Broker	$ (100,000)
Additional Deposit at Clearing Broker	$ (99,350)
Total Cash Flows from Investing Activities	**$ (199,350)**

Cash Flows from Financing Activities

Capital contribution from Parent	$ 7,410,247
Total Cash Flows from Financing Activities	**$ 7,410,247**

Net Cash Flows	**$ 7,004,106**

Cash Balances

Cash and cash equivalents at beginning of period	$ 591
Cash and cash equivalents at end of period	$ 7,004,106

Net change in cash for period	**$ 7,003,515**

Reconciliation of Net Income to Cash Provided by Operating Activities

Net Income per Books	$ (155,714)
Increase in Deposit at Clearing Broker Invested	$ (50,302)
Total Cash Flows from Operating Activities	**$ (206,016)**

The accompanying notes are an integral
part of these financial statements.

1. **General Information and Summary of Significant Accounting Policies**

Description of Business

The Bond House, Inc, doing business as Neighborly Securities (the "Company"), a subsidiary of Neighborly Corporation (the "Parent"), was incorporated in February of 1986 and began business in May of 1986. The Company originally operated under the name First Guarantor Securities, Inc. During 2007 the name was changed to First Parkville Securities, Inc. and then during 2008 the name was changed to The Bond House Inc. In May of 2015, The Bond House, Inc began doing business as Neighborly Securities. In February of 2016 FINRA approved a transfer agreement to transfer the ownership interest of Marco Listrom to Neighborly Corporation. See the section entitled "Ownership and Related Party Transactions" for additional details.

All customer accounts and securities are carried by a clearing broker on a fully disclosed basis. The Company operates as a broker and a dealer of municipal securities.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

2. **Concentration of Credit**

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts are held at an institution that is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2016, the Company had $6,754,106 in excess of the FDIC insured limit.

3. **Net Capital Requirement**

As a registered broker dealer in the securities industry, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.03 to 1 at December 31, 2016. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2016, the Company had net capital as defined of $7,249,455, which exceeded the minimum requirement of $100,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

4. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5. Fair Value of Financial Instruments

The Organization has adopted FASB ASC 820, Fair Value Measurements and Disclosures, which establishes a framework for measuring fair value and clarifies the definition of fair value under that framework. ASC 820 defines fair value as an exit price, which is a price that would be received for an asset or paid to transfer a liability in the Organization's principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the Organization's own assumptions based on market data and the Organization's judgments about the assumptions that market participants would use in pricing the asset or liability, and are to be developed based on the best information available in the circumstances. The Organization determines the fair market value of certain of its inventories of agricultural commodities and derivative contracts based on the fair value definition and hierarchy levels established in ASC 820. ASC 820 establishes three levels within its hierarchy that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets and liabilities include exchange-traded derivative contracts, U.S. Treasury securities and certain publicly traded equity securities.

Level 2: Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and, other inputs that are observable or can be substantially corroborated by observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities. In evaluating the significance of the fair value inputs, the Organization generally classifies assets or liabilities as Level 3 when their fair value is determined using unobservable inputs that individually, or when aggregated with other unobservable inputs, represent more than ten percent of the fair value of the assets or liabilities. Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Level 3 amounts can include assets and liabilities whose value is determined using internally developed pricing models, discounted cash flow methodologies or similar techniques, as well as assets and liabilities for which the determination of fair value requires significant management judgment or estimation.

The following table sets forth, by level, the Association's assets that were accounted for at fair value on a recurring basis as of December 31, 2016.

Description	Level 1	Level 2	Level 3	Total
Investment Securities	$ 50,301	-	-	$ 50,301

6. Income Taxes

There is no federal income tax liability for the Company at December 31, 2016 as the revenue generated by the Company during 2016 was exceeded by the expenses incurred.

There is no state income tax liability for the Company at December 31, 2016 as the revenue generated by the Company was exceeded by the expenses incurred.

At December 31, 2016, the Company had approximately $43,000 in net operating loss carry forwards which will begin to expire in 2028.

7. Ownership and Related Party Transactions

As indicated in Note 1, Neighborly Securities was wholly owned by Marco Listrom until the transfer agreement became effective on February 26, 2016, upon receiving approval from FINRA. Under the transfer agreements, 100% of the ownership interest in The Bond House, Inc. was transferred from Marco Listrom to Neighborly Corporation. During 2016, the Parent exchanged $7,410,287 in cash and forgiveness of expense allocation for equity in the Company.

The Board of the Parent has approved capital contributions to the Company up to a total of $15,000,000. On December 27, 2016, the Parent contributed $7,000,000 in unencumbered equity capital to the Company with the ability to contribute an additional $8,000,000.

8. Expense Sharing Agreement with Neighborly Corporation.

The Company has an existing expense sharing agreement with its parent company Neighborly Corporation., which allocates a portion of the expenses incurred by the parent company, including an allocation for leased office space, IT and data, telephone, office supplies and wages. The total monthly allocation to the Company during 2016 was $137,022, which was exchanged for additional paid in capital on December 31, 2016. A revised expense sharing agreement is in place between the Parent and the Company.

9. Subsequent Events

Management has evaluated subsequent events through February 28, 2017, the date on which the financial statements were available to be issued. Upon filing the December 31, 2016 FOCUS report, FINRA requested that the Company refile the November 30, 2016 FOCUS report to accrue $116,832 of the total amount due under the Expense Sharing Agreement. This accrual resulted in the Capital of the Company falling below 120% early warning level for FINRA. Prior to this restatement, the Company had deposited $7,000,000 in additional capital and implemented monthly expense allocations as discussed in Note 8 above.

THE BOND HOUSE, INC.
(DBA NEIGHBORLY SECURITIES)
(A Missouri Corporation)

SUPPLEMENTARY INFORMATION

THE BOND HOUSE, INC.
(DBA NEIGHBORLY SECURITIES)
(A Missouri Corporation)
SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

2017-02-22 12:19PM EST
Status: Accepted

PART IIA

BROKER OR DEALER		
NEIGHBORLY SECURITIES	as of	12/31/16

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$	7,251,633	3480
2. Deduct ownership equity not allowable for Net Capital	(	)	3490
3. Total ownership equity qualified for Net Capital		7,251,633	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)			3525
5. Total capital and allowable subordinated liabilities	$	7,251,633	3530
6. Deductions and/or charges:			
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$		3540
B. Secured demand note deficiency			3590
C. Commodity futures contracts and spot commodities-proprietary capital charges			3600
D. Other deductions and/or charges			3610 ( ) 3620
7. Other additions and/or allowable credits (List)			3630
8. Net Capital before haircuts on securities positions	$	7,251,633	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments	$		3660
B. Subordinated securities borrowings			3670
C. Trading and investment securities:			
1. Exempted securities			3735
2. Debt securities		191	3733
3. Options			3730
4. Other securities		1,987	3734
D. Undue concentration			3650
E. Other (List)			3736 (2,178) 3740
10. Net Capital	$	7,249,455	3750

THE BOND HOUSE, INC.
(DBA NEIGHBORLY SECURITIES)
(A Missouri Corporation)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

2017-02-22 12:19PM EST
Status: Accepted

BROKER OR DEALER

NEIGHBORLY SECURITIES   as of   12/31/16

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	144 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	$	100,000 [3760]
14. Excess net capital (line 10 less 13)	$	7,149,455 [3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	7,129,455 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	2,166 [3790]
17. Add:			
A. Drafts for immediate credit	$ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
C. Other unrecorded amounts (List)	$ [3820]	$	[3830]
19. Total aggregate indebtedness		$	2,166 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		%	0.03 [3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		%	0.00 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[3880]
24. Net capital requirement (greater of line 22 or 23)	$	[3760]
25. Excess net capital (line 10 less 24)	$	[3910]
26. Net capital in excess of the greater of:		
5% of combined aggregate debit items or 120% of minimum net capital requirement	$	[3920]

THE BOND HOUSE, INC.
(DBA NEIGHBORLY SECURITIES)
(A Missouri Corporation)
Schedule II

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to rule 15c3-3 as it is exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Bond House, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) The Bond House, Inc. DBA Neighborly Securities (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) The Bond House, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co.

February 27, 2017



Neighborly
SECURITIES

115 W 18th Street, Suite 302
Kansas City, MO 64108
(816) 505-4455

Registered: SEC MSRB   Member: FINRA SIPC

The Bond House, Inc DBA Neighborly Securities, Exemption Report

U.S. Securities and Exchange Commission
Chicago Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

The Bond House, Inc. DBA Neighborly Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.7a-S "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

The Bond House, Inc DBA Neighborly Securities

I, Patrick Hosty, swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Principal

February 28, 2017